Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Six Months Ended July 3, 2010 and fiscal years ended January 2, 2010,

January 3, 2009, December 29, 2007, December 30, 2006 and December 31, 2005

(Millions of Dollars)

	For the Fiscal Year
	Six Months Ended July 3, 2010	2009	2008	2007	2006	2005
Earnings (loss) from continuing operations before income taxes and non-controlling interest	$(97.7)	$283.3	$293.2	$429.3	$351.5	$344.5
Add:
Interest expense	46.1	63.7	92.1	92.8	69.3	40.4
Portion of rents representative of interest factor	7.2	6.3	8.7	9.3	8.1	6.2
Distributed income of equity investees	4.4	—	—	—	—	—

Income (loss) as adjusted	$(40.0)	$353.3	$394.0	$531.4	$428.9	$391.1
Fixed charges:
Interest expense	$46.1	$63.7	$92.1	$92.8	$69.3	$40.4
Portion of rents representative of interest factor	7.2	6.3	8.7	9.3	8.1	6.2

Fixed charges	$53.3	$70.0	$100.8	$102.1	$77.4	$46.6

Ratio of earnings to fixed charges	— (a)	5.0	3.9	5.2	5.5	8.4

(a)	Earnings for the six months ended July 3, 2010 were inadequate to cover fixed charges. Additional earnings of $93 million for the six months ended July 3, 2010 would have been necessary to bring the respective ratio to 1.0.